Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (the “Company”)
301 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Item 2.	Date of Material Change

November 25, 2015

Item 3.	News Release

News Release dated November 25, 2015 was disseminated through Marketwired.

Item 4.	Summary of Material Change

The Company entered into a sales agreement dated November 25, 2015 with Cowen and Company, LLC, to sell such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US $16.5 million. Sales of common shares will be made through "at the market distributions" as defined in National Instrument 44-102, including sales made directly on the New York Stock Exchange, or any other recognized marketplace upon which the common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated November 25, 2015, to the Company's existing U.S. registration statement on Form F-10 and a Canadian short form base shelf prospectus, each dated July 29, 2014.

Item 5.1	Full Description of Material Change

The Company entered into a sales agreement dated November 25, 2015 (the "Sales Agreement") with Cowen and Company, LLC ("Cowen"), pursuant to which the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through Cowen, as agent or principal, such number of common shares of the Company ("Common Shares") as would result in aggregate gross proceeds to the Company of up to US $16.5 million (the "Offering"). Sales of Common Shares will be made through "at the market distributions" as defined in National Instrument 44-102, including sales made directly on the New York Stock Exchange (the "NYSE"), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale, and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the "TSX") or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated November 25, 2015, to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus"), each dated July 29, 2014. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. The U.S. prospectus supplement (together with the related Registration Statement) is available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, Cowen will provide copies of the U.S. prospectus upon request by contacting Cowen and Company, LLC (c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, Phone: 631-274-2806, Fax: 631-254-7140).

The Company intends to use the net proceeds of the Offering, if any, together with the Company's current cash resources, to expedite the Company's brownfields exploration drilling programs at existing operations in order to extend their mine lives, to advance the exploration and development of the Company's Terronera Project with further drilling, engineering and related studies, and to add to working capital.

The Company will pay Cowen compensation, or allow a discount, equal to 3% of the gross sales price per Common Share sold under the Sales Agreement.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Daniel Dickson, Chief Financial Officer
Telephone: (604) 685-9775

Item 9.	Date of Report

November 27, 2015